October 30, 2009

Via Edgar Transmission

Securities and Exchange Commission

Attn: Adam F. Turk

100 F Street, N.E.

Washington, DC 20549

Re:	SWS Group, Inc.

Form S-3 Registration Statement filed October 16, 2009, as amended by Pre-Effective

Amendment No. 1 filed October 30, 2009

File No. 333-162537

Dear Mr. Turk:

On behalf of our client, SWS Group, Inc. (the “Company”), we submit the following response to the letter dated October 29, 2009 containing a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form S-3 Registration Statement filed October 16, 2009 (the “Registration Statement” or “filing”). For your convenience, we have restated the Staff’s comment below, together with the Company’s response to the comment. Please be advised that the response contained herein, and the information provided herein, has been prepared by, and obtained from, the Company.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form S-3 Registration Statement filed October 16, 2009

General:

1.

We note that you have not filed the statement of eligibility of the trustee as an exhibit to your Form S-3. Please file this in accordance with the requirements of Item 601(b)(25) of Regulation S-K. To the extent you intend to rely upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis, you must note this in the exhibit list. If you intend to designate the trustee on a delayed basis, please be aware that companies relying upon Section 305(b)(2) must separately file the Form T-1 under the electronic form type “305B2.” Refer to Section 220.01 under “1939 Act – General Guidance,” which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

Response:

The Company has filed Pre-Effective Amendment No. 1 to the Registration Statement to amend the exhibit list to add the statement of eligibility of the trustee, along with a footnoted explanation that it will file such statement in accordance with the requirements of Section 305(b)(2) of the Trust Indenture Act of 1939.

Should any members of the Staff have any questions or comments concerning the information contained herein, please contact me at the number below.

Very truly yours,

/s/ Darrel A. Rice

Darrel A. Rice

Direct Phone Number: (214) 651-5969

Direct Fax Number: (214) 200-0664

darrel.rice@haynesboone.com

cc:	Allen R. Tubb